UNITED STATES                   OMB Approval
                       SECURITIES AND EXCHANGE COMMISSION         OMB Number:
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               RACOM SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   750085-40-9
                               ----------------
                                 (CUSIP Number)


Pitney, Hardin, Kipp & Szuch, P.O. Box 1945, Morristown, NJ 07962-1945,
Attention: Ronald H. Janis, Esq. (973) 966-8263
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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                                  JULY 20, 1999
                               -----------------
             (Date of Event which Requires Filing of this Statement)

The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 750085-40-9


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Misoo Kim
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]

                                                            (b) [   ]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  [    ]

----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Republic of Korea
----------- --------------------------------------------------------------------

      NUMBER OF
        SHARES              7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH           ---------- ---------------------------------------------
      REPORTING
        PERSON
         WITH
                            8      SHARED VOTING POWER

                                   8,000,000
                        ---------- ---------------------------------------------

                            9      SOLE DISPOSITIVE POWER


                        ---------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                   8,000,000
----------------------- ---------- ---------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,000,000
------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                     [   ]
------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             74.0%
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.01 (the "Common Stock") of Racom Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16 West 32nd Street, Suite 801, New York, NY 10001.

Item 2.  Identity and Background.

         Name of Person Filing: Misoo Kim ("Mrs. Kim") is an individual. Mrs. Kim's principal business address is 16 West 32nd Street, Suite 801, New York, NY 10001. Mrs Kim 's spouse, Ernest B. Kim, is the Chairman of the Board and President of NewState Capital Corp., a privately-held New York corporation ("NewState"). Mrs. Kim(i) has not been convicted in a criminal proceeding in the last five years and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs Kim being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws in the last five years. Mrs. Kim is a citizen of the Republic of Korea.

         Item 3.  Source and Amount of Funds or Other Consideration.

         There was no cash consideration involved in the acquisition. According to the Agreement and Plan of Reorganization dated as of July 14, 1999, NewState acquired eighty percent (80%) of the shares of the common stock of the Issuer in exchange for NewState's transfer of its 99.6% ownership interest in the shares of common stock of NewState Capital Co. Ltd., a Korean specialty finance corporation ("NewState Korea"), to a wholly-owned subsidiary of the Issuer, NSK Holdings, Inc. ("NSK"), a Delaware corporation. NSK also assumed NewState's rights and obligations under a certain promissory note dated December 28, 1998 made by NewState to the order of the Korea Exchange Bank, Broadway Branch, in the principal amount of $5,000,000 (the "Note").

         Item 4. Purpose of Transaction. The securities were acquired for investment. There are no present plans or proposals by NewState which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of such securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors and to fill any vacancies of the board, except that in connection with the acquisition of the securities of the Issuer, four out of the five members of the existing board of directors resigned and Mr. Kim, Ben Chang, Sun W. Young and Jin K. Kim were elected as directors to fill the vacancies created thereby and Mr. Kim was elected Chairman of the Board and President;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, except that by virtue of the acquisition, the Issuer will be entering into a new business and the Issuer's corporate name will be changed to "NewState Holdings, Inc."

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in a inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, the aggregate number of shares of common stock beneficially owned by Mrs. Kim is 8,000,000 representing in the aggregate approximately 74.0% of the Issuer's 10,874,230 shares outstanding as of July 26, 1999.

         (b) The number of shares as to which Mrs. Kim has:

                  (i)   sole power to vote or to direct the vote is 0.

                  (ii)  shared power to vote or to direct the vote is 8,000,000.

                  (iii) sole power to dispose or to direct the disposition of is
                        0.

                  (iv) shared power to dispose or to direct the disposition is 8,000,000.

         (c) On July 20, 1999, NewState acquired 8,000,000 shares of the Issuer's common stock from the Issuer in exchange for NewState's 99.6% ownership interest in NewState Korea and the assumption by NSK of the Note. Such acquisition was effected in a private transaction.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         The Agreement and Plan of Reorganization dated as of July 14, 1999 that the Company filed with its most recent Form 8-K filed with the Commission on July 21, 1999 is incorporated herein by reference.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:   July 28, 1999

                                 MISOO KIM
                                 ----------------------------------
                                 Misoo Kim